UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Laboratorio Chile S.A.
                             ----------------------
                                (Name of Issuer)


                    Common Stock, without nominal (par) value
                    -----------------------------------------
                         (Title of Class of Securities)


                                    P6121Q106
                                 ---------------
                                 (CUSIP Number)

                         Paula Kraushaar Ortiz de Zarate
      Comercial e Inversiones Portfolio Limitada/Inversiones Portfolio S.A.
                  Avenida Isidora Goyenechea No 3365, piso 15,
                              Comuna de Las Condes
                                 Santiago, Chile
                            Telephone: (56 2) 3661700
           ------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                   Copies to:
Stephen Besen, Esq.                               Jose Antonio Silva
Shearman & Sterling                               Carey y Cia. Ltda.
599 Lexington Avenue                              Miraflores 222, piso 24
New York, New York  10022                         Santiago, Chile
Telephone:  (212) 848-4000                        Telephone:  (56 2) 3657201


                                  May 18, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  P6121Q106


--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Comercial e Inversiones Portfolio Limitada
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      Not Applicable.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).       |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Chile
--------------------------------------------------------------------------------
7.                           Sole Voting Power

                             68,569,591
                             ---------------------------------------------------
8.      Number of Shares     Shared Voting Power
      Beneficially Owned
             By              0
            Each             ---------------------------------------------------
9.     Reporting Person      Sole Dispositive Power
            With
                             68,569,591
                             ---------------------------------------------------
10.                          Shared Dispositive Power

                             0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      68,569,591
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)         |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      21.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

CUSIP No.  P6121Q106


--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Inversiones Portfolio S.A.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      Not Applicable.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).       |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Chile
--------------------------------------------------------------------------------
7.                           Sole Voting Power

                             19,411,708
                             ---------------------------------------------------
8.      Number of Shares     Shared Voting Power
      Beneficially Owned
             By              0
            Each             ---------------------------------------------------
9.     Reporting Person      Sole Dispositive Power
            With
                             19,411,708
                             ---------------------------------------------------
10.                          Shared Dispositive Power

                             0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      19,411,708
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)         |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.14%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock, without nominal (par) value (the "Common Stock") of Laboratorio Chile S.A., a corporation (sociedad anonima abierta) organized under the laws of the Republic of Chile ("Laboratorio Chile" or the "Issuer"), which shares also trade in the United States in the form of American Depository Shares ("ADSs", each of which represents 20 shares of Common Stock) directly evidenced by American Depository Receipts ("ADRs") (both the shares of Common Stock held in ADR form and those held directly in their local form are collectively referred to as the "Shares"). The principal executive offices of the Issuer are located at Avenida Maraton No. 1315, Santiago, Chile.

Item 2.  Identity and Background

         This Statement is being filed jointly by Comercial e Inversiones Portfolio Limitada, a limited liability partnership organized under the laws of the Republic of Chile ("Portfolio"), and Inversiones Portfolio S.A., a corporation organized under the laws of the Republic of Chile ("Portfolio S.A.", together with Portfolio, the "Portfolio Entities"). The principal business of each of the Portfolio Entities is making and holding investments.

         The addresses of the principal business and principal offices of each of the Portfolio Entities is Avenida Isidora Goyenechea No3365, piso 15, Comuna de Las Condes, Santiago de Chile (telephone: (56 2) 3661700).

         The partners in Portfolio are: (a) Iona Inc., a company incorporated in the Commonwealth of The Bahamas ("Iona") which has a 65.97% interest in Portfolio. Paula Kraushaar Ortiz de Zarate is the sole shareholder of Iona, (b) Paula Kraushaar Ortiz de Zarate, who has a 3.4% interest in Portfolio, and (c) Afredo Andonie's successors, who have a 30.63% interest in Portfolio.

         The shareholders of Portfolio S.A. are (a) Portfolio, which owns 99.9% of the outstanding shares, and (b) Paula Kraushaar Ortiz de Zarate, who owns approximately 0.1% of the outstanding shares.

         Neither of the Portfolio Entities has been, and none of their executive officers or directors has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of each executive officer and director of each of the Portfolio Entities is set forth in Schedule A to this Statement and is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable.

Item 4.  Purpose of Transaction

         On May 18, 2001, each of the Portfolio Entities entered into an Agreement to Tender (the "Agreement to Tender") with Ivax Corporation (the "Bidder") in relation to one or more concurrent tender offers in Chile and the United States (the "Offer") to be launched by the Bidder for one hundred percent of the Issuer's outstanding Shares at a purchase price of $1.25 per share of Common Stock and $25.00 per ADS. The Bidder's obligation to commence the Offer is contingent upon the conditions set forth in Section 2.2 of the Agreement to Tender. Each of the

Portfolio Entities is obligated to tender into the Offer all Shares beneficially owned by them on the later of (a) three business days after the commencement of the Offer and (b) the business day after the Bidder waives a diligence condition set forth in paragraph 4 of Exhibit A to the Agreement to Tender. Except as permitted by the terms of the Agreement to Tender, the Portfolio Entities agree not to withdraw any Shares tendered into Offer until termination of such agreement. Under certain circumstances specified in Section 3.5 of the Agreement to Tender, if the Portfolio Entities withdraw the Shares tendered pursuant to the Offer in order to tender into a higher competing offer, then the Portfolio Entities will be obligated to pay the Bidder an amount equal to the difference between the price per Share paid to the Portfolio Entities in such higher competing offer and the offer price of the Offer, multiplied by the total number of Shares sold by the Portfolio Entities in the higher competing offer.

         The descriptions herein of the Agreement to Tender are qualified in their entirety by reference to such agreement, a copy of which is filed as
Exhibit 1 to this Statement, and which is specifically incorporated herein by reference in its entirety.

         Other than as described above, neither of the Portfolio Entities, nor any person controlling either of the Portfolio Entities, nor any of the persons named on Exhibit A, has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) Portfolio is the beneficial owner of 68,569,591 Shares, which would represent approximately 21.7% of the Shares outstanding (based on the number of Shares outstanding on April 30, 2001). Subject to the terms of the Agreement to Tender and the Santa Elisa Option Agreements described in Item 6 of this Statement, Portfolio will have sole voting and dispositive power with respect to such Shares.

         Portfolio S.A. is the beneficial owner of 19,411,708 Shares consisting of 18,003,708 Shares and 70,400 ADSs, which would represent approximately 6.14% of the Shares outstanding (based on the number of Shares outstanding on April 30, 2001). Subject to the terms of the Agreement to Tender and the Santa Elisa Option Agreements described in Item 6 of this Statement, Portfolio S.A. will have sole voting and dispositive power with respect to such Shares.

         As a result of her ownership interest in the Portfolio Entities as described in Item 2 of this Statement, Paula Kraushaar Ortiz de Zarate may be deemed to beneficially own all shares held by each of the Portfolio Entities.

         (c) Paula Kraushaar Ortiz de Zarate, managing partner of Portfolio and a director and chief executive officer of Portfolio S.A., owns 684,185 Shares, which would represent approximately 0.22% of the Shares outstanding (based on the number of Shares outstanding on April 30, 2001), and has sole voting and dispositive power with respect to such Shares.

         Alberto Eguiguren Correa, a partner of Portfolio and chairman of the board of directors of Portfolio S.A., may be deemed to be the beneficial owner of 100,000 Shares held by Asesorias e Inversiones Durham Limitada, which would represent less than 0.01% of the Shares outstanding (based on the number of Shares outstanding on April 30, 2001). Mr. Correa has sole voting and dispositive power with respect to such Shares.

         Paula Valech Kraushaar, a director of Portfolio S.A., owns 2,038 Shares, which would represent less than 0.01% of the Shares outstanding (based on the number of Shares outstanding on April 30, 2001), and has sole voting and dispositive power with respect to such Shares.

         Except as described herein, neither of the Portfolio Entities nor any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any Shares of the Issuer during the past 60 days.

         (d) The information set forth in Item 4 with respect to the Agreement to Tender and Item 6 with respect to the Santa Elisa Option Agreements is incorporated herein by reference.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Santa Elisa Option Agreements.

         Stock Option Agreement No 1

         By means of a Stock Option Agreement dated July 1, 1996, as amended and restated on February 22, 2000, between Comercial e Inversiones Portfolio Limitada and Inversiones Santa Elisa Limitada (the "Stock Option Agreement N(degree)1"), Portfolio granted Inversiones Santa Elisa Limitada ("Santa Elisa") a call option over 2,666,226 shares of the Common Stock. Santa Elisa can exercise the call option at any time from March 31, 2001 to December 21, 2007. The option exercise price for the 2,666,266 shares is 72,399.43 Chilean pesos (as of January 1, 2000, divided in two portions, a principal amount 63,909.27 of Chilean pesos plus interest in the amount of 8,490.16 Chilean pesos) payable in cash upon execution of the relevant stock purchase agreement. The principal portion of the option exercise price (63,909.27 Chilean pesos) increases annually (starting on January 1, 2000) at the average rate applicable to the indebtedness of Portfolio with its creditors. 50% of the interest accrued during each fiscal year will be capitalized at the end of the relevant year and will also start accruing interest. The other 50% of the interest accrued during each fiscal year will not accrue interest.

         Within the five days after the exercise of the call option by Santa Elisa, Portfolio will be entitled to either (a) sell and deliver the relevant Shares to Santa Elisa at the option exercise price, or (b) pay Santa Elisa (not being obligated to sell the Shares) the difference between the option exercise price and the average price of the Shares in the Bolsa de Comercio de Santiago during the 30 days prior to the call option exercise date.

         If Santa Elise decides not to exercise its call option and Portfolio sells all or a portion of its Shares to a third party at a price higher than the market price, Santa Elisa will be entitled to receive from Portfolio an amount equal to the difference between the option exercise price and the price payable by such third party to Portfolio.

         During the life of the Stock Option Agreement N(degree)1, all dividends payable in consideration of the Shares subject to the call option shall be paid directly to Santa Elisa.

         Stock Option Agreement No 2

         By means of a Stock Option Agreement dated September 4, 1996, as amended and restated on February 22, 2000, between Portfolio and Santa Elisa (the "Stock Option Agreement N(degree)2"), Portfolio granted Santa Elisa a call option over 88,505 shares of the Common Stock. Santa Elisa can exercise the call option at any time from March 31, 2001 to December 21, 2007. The option exercise price for the 88,505 shares is 2,742.85 Chilean pesos (as of January 1, 2000, divided in two portions, a principal amount of 2,430.95 Chilean pesos plus interest in the amount of 311.90 Chilean pesos) payable in cash upon execution of the relevant stock purchase agreement. The principal portion of the option exercise price (63,909.27 Chilean pesos) increases annually (starting on January 1, 2000) at the average rate applicable to the indebtedness of Portfolio with its creditors. 50% of the interest accrued during each fiscal year will be capitalized at the end of the relevant year and will also start accruing interest. The other 50% of the interest accrued during each fiscal year will not accrue interest.

         Within the five days after the exercise of the call option by Santa Elisa, Portfolio will be entitled to either (a) sell and deliver the relevant Shares to Santa Elisa at the option exercise price, or (b) pay Santa Elisa (not being obligated to sell the Shares) the difference between the option exercise price and the average price of the Shares in the Bolsa de Comercio de Santiago during the 30 days prior to the call option exercise date.

         If Santa Elise decides not to exercise its call option and Portfolio sells all or a portion of its Shares to a third party at a price higher than the market price, Santa Elisa will be entitled to receive from Portfolio an amount equal to the difference between the option exercise price and the price payable by such third party to Portfolio.

         During the life of the Stock Option Agreement N(degree)2, all dividends payable in consideration of the Shares subject to the call option shall be paid directly to Santa Elisa.

         Except for the Agreement to Tender, and except as described in the preceding paragraphs of this Item 6, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

         Exhibit  Description

             1 Agreement to Tender, dated as of May 18, 2001, among Ivax Corporation, Commercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A.

             2 Joint Filing Statement, dated as of May 23, 2001, between Comercial e Inversiones Portfolio Limitada and Inversiones Portfolio S.A.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



May 23, 2001                        COMERCIAL E INVERSIONES
                                    PORTFOLIO LIMITADA



                                    By: /s/ Paula Kraushaar Ortiz de Zarate
                                        ----------------------------------------
                                        Name:  Paula Kraushaar Ortiz de Zarate
                                        Title: Managing Partner




                                    INVERSIONES PORTFOLIO S.A.



                                    By: /s/  Paula Kraushaar Ortiz de Zarate
                                        ----------------------------------------
                                        Name:  Paula Kraushaar Ortiz de Zarate
                                        Title:  Chief Executive Officer

                                   SCHEDULE A

                   COMERCIAL E INVERSIONES PORTFOLIO LIMITADA

                           INVERSIONES PORTFOLIO S.A.

                                    DIRECTORS
                                    ---------



A.     COMERCIAL E INVERSIONES PORTFOLIO LIMITADA
       ------------------------------------------

         None.

B.     INVERSIONES PORTFOLIO S.A.
       --------------------------

                                Present                               Present
Name                            Business Address                      Principal Occupation
----                            ----------------                      --------------------
Paula Kraushaar                 Avenida Isidora Goyenechea            Investor
Ortiz de Zarate                 No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile

Alberto Eguiguren Correa        Avenida Isidora Goyenechea            Chairman of Laboratorio Chile S.A.
                                No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile

Paula Andrea                    Avenida Isidora Goyenechea            Student
Valech Kraushaar                No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile

                          Citizenship of All Directors
                          ----------------------------

                                      Chile

                   COMERCIAL E INVERSIONES PORTFOLIO LIMITADA

                           INVERSIONES PORTFOLIO S.A.

                               EXECUTIVE OFFICERS
                               ------------------



A.     COMERCIAL E INVERSIONES PORTFOLIO LIMITADA
       ------------------------------------------

                                Present                               Present
Name                            Business Address                      Principal Occupation
----                            ----------------                      --------------------
Paula Kraushaar                 Avenida Isidora Goyenechea            Investor
Ortiz de Zarate                 No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile

Alberto Eguiguren Correa        Avenida Isidora Goyenechea            Chairman of Laboratorio Chile S.A.
                                No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile


B.     INVERSIONES PORTFOLIO S.A.
       --------------------------

                                Present                               Present
Name                            Business Address                      Principal Occupation
----                            ----------------                      --------------------
Paula Kraushaar                 Avenida Isidora Goyenechea            Investor
Ortiz de Zarate                 No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile

Alberto Eguiguren Correa        Avenida Isidora Goyenechea            Chairman of Laboratorio Chile S.A.
                                No 3365, piso 15,
                                Comuna de Las Condes
                                Santiago de Chile


                      Citizenship of All Executive Officers
                      -------------------------------------

                                      Chile

                                       2